[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 17, 2006

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:	Carmen Moncada-Terry

Re:	ConocoPhillips
Registration Statement on Form S-4
Amendment No. 1 to
Filed February 14, 2006; File No. 333-130967

Dear Ms. Moncada-Terry:

On behalf of ConocoPhillips (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by dated February 16, 2006 (the “Comment Letter”), concerning the Company’s registration statement on Form S-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, in response to the comment letter, we are filing with the commission electronically Amendment No. 2 to the Form S-4 (the “Amended S4”).

For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the Company’s response thereto. Any capitalized terms used but not defined herein have the meaning given to such terms in the

Form S-4.

Background of the Merger, page 26

1.	We note your disclosure, at the bottom of page 26, that “none of these discussions led to any business combination transaction.” Clarify whether the possibility of business combination transaction was discussed at any of these meetings and, if so, for each case explain why such discussions where ultimately discontinued.

The disclosure on page 26 has been revised in response to the staff’s comment.

Material United States Federal Income Tax Consequences of the Merger, page 33

2.	It appears that you intend to file a “short-form” opinion and that the disclosure in this section will be the opinion of counsel. If so, revise to state that this discussion is the opinion of White & Case rather than “[i]n the opinion of White & Case…the following discussion sets forth” the material tax consequences.

The disclosure on page 33 has been revised in response to the staff’s comment.

Exhibit 8.1 and 8.2

3.	File the forms

In response to the Staff’s comment, we have filed as Exhibits 8.1 and 8.2 the forms of closing date tax opinions that were previously provided supplementally to the Staff.

*     *     *     *     *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 403-1233 or David Feirstein at (212) 403-1106.

Very truly yours,

/s/ Andrew R. Brownstein, Esq.

cc:    Stephen F. Gates, Esq.

ConocoPhillips

Frederick J. Plaeger II, Esq.

Burlington Resources

Warren S. de Wied, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP